                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                                 SCHEDULE 14D-1
              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                                      and

                                  STATEMENT ON
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                      INNOVATIVE VALVE TECHNOLOGIES, INC.
                           (Name of Subject Company)

                         FORREST ACQUISITION SUB, INC.
                             FLOWSERVE CORPORATION
                                   (Bidders)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                ---------------

                                   45767J106
                     (CUSIP Number of Class of Securities)

                                ---------------

                                                       COPY TO:
          Ronald F. Shuff                           Ford Lacy, P.C.
       Flowserve Corporation           Akin, Gump, Strauss, Hauer & Feld, L.L.P.
222 W. Las Colinas Blvd., Suite 1500        1700 Pacific Avenue, Suite 4100
        Irving, Texas 75039                       Dallas, Texas 75201
           (972) 443-6543                            (214) 969-2800

(Name, Address and Telephone Number
 of Persons Authorized to Receive
  Notices and Communications on
       Behalf of Bidders)

                               NOVEMBER 18, 1999
        (Date of Event Which Requires Filing Statement on Schedule 13D)

                           CALCULATION OF FILING FEE

===============================================================================
    TRANSACTION VALUATION                             AMOUNT OF FILING FEE
-------------------------------------------------------------------------------
       $15,656,590.44*                                     $3,131.32
===============================================================================

* For purposes of calculating fee only. This amount assumes the purchase of 9,664,562 shares of common stock (including the associated rights to purchase Series A Junior Participating Preferred Stock) of Innovative Valve Technologies, Inc. at $1.62 in cash per share. The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50 of one percentum of the aggregate value of cash offered for such shares.

     Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. [ ]

                      Amount Previously Paid:        None
                      Form of Registration No.:      N/A
                      Filing Party:                  N/A
                      Date Filed:                    N/A

CUSIP No. 45767J106                                               14D-1 and 13D



-------------------------------------------------------------------------------
(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
         Forrest Acquisition Sub, Inc.
         IRS ID No.:  75-2846393
-------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group  (See Instructions):

         (a) [X]
         (b) [ ]
-------------------------------------------------------------------------------
(3)      SEC Use Only
-------------------------------------------------------------------------------
(4)      Source of Funds  (See Instructions)
         AF
-------------------------------------------------------------------------------
(5)      Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(e) or 2(f): [ ]
-------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization
         Delaware
-------------------------------------------------------------------------------
Number of                 (7) Sole Voting Power
Shares                    -----------------------------------------------------
Beneficially              (8) Shared Voting Power                    3,125,400*
Owned By                  -----------------------------------------------------
Each                      (9) Sole Dispositive Power
Reporting                 -----------------------------------------------------
Person                    (10) Shared Dispositive Power              3,125,400*
With
-------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                     3,125,400*
-------------------------------------------------------------------------------
(12)     Check Box if the Aggregate Amount in Row (14) Excludes Certain
         Shares ( )
-------------------------------------------------------------------------------
(13)     Percent Of Class Represented by Amount in Row (14)
                  32.3%**
-------------------------------------------------------------------------------
(14)     Type of Reporting Person  (See Instructions)
         CO
-------------------------------------------------------------------------------

* On November 18, 1999, Forrest Acquisition Sub, Inc. ("Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Flowserve Corporation, a New York corporation, entered into a Stockholder Agreement (the "Stockholder/Option Agreement") with certain stockholders (the "Granting Stockholders") of Innovative Valve Technologies, Inc., a Delaware corporation (the "Company"), pursuant to which the Granting Stockholders, among other things, (a) granted to Purchaser an option to purchase an aggregate of 784,684 shares of common stock, $.001 par value per share (including the associated rights to purchase Series A Junior Participating Preferred Stock, the "Shares"), of the Company owned by them, (b) agreed to tender in the Offer and not withdraw all Shares owned by them and (c) granted Purchaser the power to direct the vote of such Shares and irrevocably granted to and appointed Purchaser proxy and attorney-in-fact to vote such Shares with respect to certain matters. In addition, on November 18, 1999, Purchaser entered into Stockholder Agreements (the "Chapter 11 Stockholder Agreements") with certain stockholders of the Company that have filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code with the Bankruptcy Court for the District of Delaware (the "Chapter 11 Stockholders"), pursuant to which the Chapter 11 Stockholders, among other things (a) agreed to tender in the Offer and not withdraw all 2,340,316 Shares owned by them and (b) granted Purchaser the power to direct the vote of such Shares and irrevocably granted to and appointed Purchaser proxy and attorney-in-fact to vote such Shares with respect to certain matters.

** Calculated as the total number of shares deemed beneficially owned (3,125,400) divided by the number of shares outstanding as of the close of business on November 17, 1999 (9,664,562).

CUSIP No. 45767J106

-------------------------------------------------------------------------------
(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
         Flowserve Corporation

         31-0267900

-------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group  (See Instructions):

         (a) [X]
         (b) [ ]
-------------------------------------------------------------------------------
(3)      SEC Use Only
-------------------------------------------------------------------------------
(4)      Source of Funds  (See Instructions)
         WC
-------------------------------------------------------------------------------
(5)      Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(e) or 2(f): [ ]
-------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization
         Delaware
-------------------------------------------------------------------------------
Number of                 (7) Sole Voting Power
Shares                    -----------------------------------------------------
Beneficially              (8) Shared Voting Power                    3,125,400*
Owned By                  -----------------------------------------------------
Each                      (9) Sole Dispositive Power
Reporting                 -----------------------------------------------------
Person                    (10) Shared Dispositive Power              3,125,400*
With
-------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                     3,125,400*
-------------------------------------------------------------------------------
(12)     Check Box if the Aggregate Amount in Row (14) Excludes Certain
         Shares ( )
-------------------------------------------------------------------------------
(13)     Percent Of Class Represented by Amount in Row (14)
                  32.3%**
-------------------------------------------------------------------------------
(14)     Type of Reporting Person  (See Instructions)
         CO
-------------------------------------------------------------------------------

* On November 18, 1999, Forrest Acquisition Sub, Inc. ("Purchaser"), a Delaware corporation and wholly-owned subsidiary of Flowserve Corporation, a New York corporation, entered into a Stockholder Agreement (the "Stockholder/Option Agreement") with certain stockholders (the "Granting Stockholders") of Innovative Valve Technologies, Inc., a Delaware corporation (the "Company"), pursuant to which the Granting Stockholders, among other things, (a) granted to Purchaser an option to purchase an aggregate of 784,684 shares of common stock, $.001 par value per share (including the associated rights to purchase Series A Junior Participating Preferred Stock, the "Shares"), of the Company owned by them, (b) agreed to tender in the Offer and not withdraw all Shares owned by them, and (c) granted Purchaser the power to direct the vote of such Shares and irrevocably granted to and appointed Purchaser proxy and attorney-in-fact to vote such Shares with respect to certain matters. In addition, on November 18, 1999, Purchaser entered into Stockholder Agreements (the "Chapter 11 Stockholder Agreements") with certain stockholders of the Company that have filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code with the Bankruptcy Court for the District of Delaware (the "Chapter 11 Stockholders"), pursuant to which the Chapter 11 Stockholders, among other things (a) agreed to tender in the Offer and not withdraw all 2,340,316 Shares owned by them and (b) granted Purchaser the power to direct the vote of such Shares and irrevocably granted to and appointed Purchaser proxy and attorney-in-fact to vote such Shares with respect to certain matters.

** Calculated as the total number of shares deemed beneficially owned (3,125,400) divided by the number of shares outstanding as of the close of business on November 17, 1999 (9,664,562).

                                  INTRODUCTION

         This Tender Offer Statement on Schedule 14D-1 and Statement on
Schedule 13D relates to the offer by Forrest Acquisition Sub, Inc., a Delaware corporation ("Purchaser"), to purchase any and all outstanding shares of common stock, par value $.001 per share (the "Common Stock"), including the associated rights to purchase Series A Junior Participating Preferred Stock (the "Rights," and together with the Common Stock, the "Shares"), of Innovative Valve Technologies, Inc., a Delaware corporation (the "Company"), at a price of $1.62 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 22, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits 99(a)(1) and 99(a)(2), respectively, and are incorporated herein by reference. Purchaser is a wholly-owned subsidiary of Flowserve Corporation, a New York corporation ("Parent").


ITEM 1.    SECURITY AND SUBJECT COMPANY.

         The name of the subject company is Innovative Valve Technologies, Inc. The Company is a Delaware corporation and it has its principal executive offices at 2 Northpoint Drive, Suite 300, Houston, Texas 77060.

         This Statement relates to the Offer by Purchaser to purchase all outstanding Shares at a price of $1.62 per Share net to the seller in cash. The information set forth in the INTRODUCTION and Section 1 ("Terms of the Offer") of the Offer to Purchase is incorporated herein by reference.

         The information set forth in Section 6 ("Price Range of the Shares; Dividends on the Shares") of the Offer to Purchase is incorporated herein by reference.


ITEM 2.    IDENTITY AND BACKGROUND.

         (a)-(d) and (g) This Statement is being filed by Purchaser and Parent. All of the persons listed on Schedule I of the Offer to Purchase are United States citizens. The information set forth in the INTRODUCTION, Section 9 ("Certain Information Concerning Purchaser and Parent") and Schedule I of the Offer to Purchase is incorporated herein by reference.

         (e) and (f) During the last five years, neither Purchaser nor Parent, and to the best of their knowledge, none of the persons listed on Schedule I of the Offer to Purchase, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, neither Purchaser nor Parent, and to the best of their knowledge, none of the persons listed on Schedule I of the Offer to Purchase, was party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations of such laws.


ITEM 3.    PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

         (a) and (b) The information set forth in Section 9 ("Certain Information Concerning Purchaser and Parent") and Section 11 ("Background of the Offer") of the Offer to Purchase is incorporated herein by reference.


ITEM 4.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) and (b) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

         (b) and (c) Not applicable.

ITEM 5.    PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

         (a)-(e) The information set forth in the INTRODUCTION, Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement; the Stockholder Agreements; Other Matters") of the Offer to Purchase is incorporated herein by reference.

         (f) and (g) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares, Stock Quotation and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a)-(b) The information set forth in the INTRODUCTION, Section 9 ("Certain Information Concerning Purchaser and Parent") and Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement; the Stockholder Agreements; Other Matters") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

         The information set forth in the INTRODUCTION, Section 9 ("Certain Information Concerning Purchaser and Parent"), Section 11 ("Background of the Offer") and Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement; the Stockholder Agreements; Other Matters") of the Offer to Purchase is incorporated hereby by reference.

ITEM 8.    PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         The information set forth in the INTRODUCTION, and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.    FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

         The information set forth in Section 9 ("Certain Information Concerning Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference.


ITEM 10.   ADDITIONAL INFORMATION.

         (a) The information set forth in the INTRODUCTION, Section 11 ("Background of the Offer") and Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement; the Stockholder Agreements; Other Matters") of the Offer to Purchase is incorporated herein by reference.

         (b) and (c) The information set forth in Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

         (d) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares, Stock Quotation and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

         (e) None.

         (f) The information set forth in the Offer to Purchase, a copy of which is attached as Exhibit 99(a)(1) hereto, the Letter of Transmittal, a copy of which is attached as Exhibit 99(a)(2) hereto, the Merger Agreement, a copy of which is attached as Exhibit 99(c)(1) hereto, the Stockholder Agreements, copies of which are attached as Exhibits 99(c)(2), 99(c)(3) 99(c)(4) hereto, and the Letter Agreement, a copy of which is attached as Exhibit 99(c)(5) hereto, are incorporated in their entirety herein by reference.

ITEM 11.   MATERIAL TO BE FILED AS EXHIBITS.

         99(a)(1)     Offer to Purchase dated November 22, 1999.

         99(a)(2)     Letter of Transmittal.

         99(a)(3)     Notice of Guaranteed Delivery.

         99(a)(4)     Letter to Brokers, Dealers, Commercial Banks, Trust
                      Companies and Other Nominees.

         99(a)(5)     Letter to Clients from Brokers, Dealers, Commercial Banks,
                      Trust Companies and Other Nominees.

         99(a)(6)     Text of Press Release dated November 18, 1999.

         99(a)(7)     Guidelines for Certification of Taxpayer Identification
                      Number on Substitute Form W-9.

         99(c)(1)     Merger Agreement dated November 18, 1999.

         99(c)(2)     Stockholder Agreement dated November 18, 1999 between
                      Roger L. Miller, William E. Haynes, Charles F. Schugart,
                      Douglas R. Harrington, Jr. and Purchaser.

         99(c)(3)     Stockholder Agreement dated November 18, 1999 between
                      Philip Industrial Services Group, Inc. and Purchaser.

         99(c)(4)     Stockholder Agreement dated November 18, 1999 between
                      Philip Environmental Services, Inc. and Purchaser.

         99(c)(5)     Letter Agreement dated October 29, 1999 between the
                      Company and Parent.

         99(d)-(f)    Not applicable.

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         DATED: November 22, 1999

                                          FLOWSERVE CORPORATION




                                          By:  /s/ RONALD F. SHUFF
                                             ----------------------------------
                                             Name: Ronald F. Shuff
                                             Title: Vice President, Secretary
                                                     and General Counsel



                                          FORREST ACQUISITION SUB, INC.



                                          By:  /s/ RONALD F. SHUFF
                                             ----------------------------------
                                             Name: Ronald F. Shuff
                                             Title: Secretary and Treasurer

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER                       DESCRIPTION
-------                      -----------
99(a)(1)      Offer to Purchase dated November 22, 1999.

99(a)(2)      Letter of Transmittal.

99(a)(3)      Notice of Guaranteed Delivery.

99(a)(4)      Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
              Other Nominees.

99(a)(5)      Letter to Clients from Brokers, Dealers, Commercial Banks, Trust
              Companies and Other Nominees.

99(a)(6)      Text of Press Release dated November 18, 1999.

99(a)(7)      Guidelines for Certification of Taxpayer Identification Number on
              Substitute Form W-9.

99(c)(1)      Merger Agreement dated November 18, 1999.

99(c)(2)      Stockholder Agreement dated November 18, 1999 between Roger L.
              Miller, William E. Haynes, Charles F. Schugart, Douglas R.
              Harrington, Jr. and Purchaser.

99(c)(3)      Stockholder Agreement dated November 18, 1999 between Philip
              Industrial Services Group, Inc. and Purchaser.

99(c)(4)      Stockholder Agreement dated November 18, 1999 between Philip
              Environmental Services Inc. and Purchaser.

99(c)(5)      Letter Agreement dated October 29, 1999 between the Company and
              Parent.

99(d)-(f)     Not applicable.